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[RNT Letterhead]


November 21, 2000


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549
Attention:  Barbara Jacobs
            Johanna V. Losert

Re:  RightNow Technologies, Inc.
     Registration Statement on Form S-1 (File No. 333-35290)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), please accept this letter as a request for the Commission's consent to the withdrawal of our Registration Statement referenced above. Given current market conditions, RightNow Technologies, Inc. has decided not to pursue the offering contemplated by the Registration Statement at this time.

Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

Otherwise, please direct all inquiries to Lawrence Martinez of Dorsey & Whitney LLP at (406) 727-3632.

Respectfully,

RightNow Technologies, Inc.

/s/ Susan J. Carstensen
-----------------------
Susan J. Carstensen
Chief Financial Officer

cc:  Cynthia T. Melo
     Lawrence Martinez
     Credit Suisse First Boston